1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 6, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

JASM Set to Expand in Kumamoto Japan

HSINCHU, Taiwan, R.O.C., Feb. 6, 2024 – TSMC (TWSE: 2330, NYSE: TSM), Sony Semiconductor Solutions Corporation (“SSS”), DENSO Corporation (“DENSO”) and Toyota Motor Corporation (“Toyota”) today announced further investment into Japan Advanced Semiconductor Manufacturing, Inc. (“JASM”), TSMC’s majority-owned manufacturing subsidiary in Kumamoto Prefecture, Japan, to build a second fab, which is scheduled to begin operation by the end of the 2027 calendar year. Toyota will also take a minority stake. Together with JASM’s first fab, which is scheduled to begin operation in 2024, the overall investment in JASM will exceed US$20 billion with strong support from the Japanese government.

In response to rising customer demand, JASM plans to commence construction of its second fab by the end of 2024. The increased production scale is also expected to improve overall cost structure and supply chain efficiency for JASM. With both fabs, JASM’s Kumamoto site is expected to offer a total production capacity of more than 100,000 12-inch wafers per month starting from 40, 22/28, 12/16 and 6/7 nanometer process technologies for automotive, industrial, consumer and HPC-related applications. The capacity plan may be further adjusted based upon customer demand. With both fabs, the Kumamoto site is expected to directly create more than 3,400 high-tech professional jobs.

With this investment, TSMC, SSS, DENSO and Toyota will hold equity stakes of approximately 86.5%, 6.0%, 5.5%, and 2.0% in JASM, respectively. The closing of the transaction among JASM, TSMC, SSS, DENSO and Toyota are subject to customary closing conditions.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,895 products for 528 customers in 2023 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

About Sony Semiconductor Solutions
Sony Semiconductor Solutions Corporation is a wholly owned subsidiary of Sony Group Corporation and operates across the extensive fields of the semiconductor device business, centered primarily on image sensors, a field for which it has maintained the global number one position. We strive to provide advanced imaging technologies that bring greater convenience and joy to people’s lives. In addition, we are committed to developing and bringing to market new kinds of sensing technologies with the aim of offering various solutions that will take the visual and recognition capabilities of both humans and devices to greater heights.
For more information, please visit: https://www.sony-semicon.com/en/.

About DENSO CORPORATION
Globally headquartered in Kariya, Japan, DENSO is a $47.9 billion leading mobility supplier that develops advanced technology and components for nearly every vehicle make and model on the road today. With manufacturing at its core, DENSO invests in around 200 facilities worldwide to provide opportunities for rewarding careers and to produce cutting-edge electrification, powertrain, thermal and mobility electronics products, among others, that change how the world moves. In developing such solutions, the company’s 165,000 global employees are paving the way to a mobility future that improves lives, eliminates traffic accidents, and preserves the environment. DENSO spent around 9.0 percent of its global consolidated sales on research and development in the fiscal year ending March 31, 2023. For more information about DENSO’s operations worldwide, visit https://www.denso.com/global.

About Toyota Motor Corporation
Toyota Motor Corporation works to develop and manufacture innovative, safe and high-quality products and services that create happiness by providing mobility for all. We believe that true achievement comes from supporting our customers, partners, employees, and the communities in which we operate. Since our founding over 80 years ago in 1937, we have applied our Guiding Principles in pursuit of a safer, greener and more inclusive society. Today, as we transform into a mobility company developing technologies of electrification, intelligence and diversification, we also remain true to our Guiding Principles and many of the United Nations' Sustainable Development Goals to help realize an ever-better world, where everyone is free to move.
https://global.toyota/en/.

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Media inquiries:
■TSMC

TSMC Spokesperson:	TSMC Deputy Spokesperson:	Media Contact:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Kristin Chiu Public Relations Tel: 886-3-5636688 ext.7124112 Mobile: 886-975-548-260 E-Mail: kristin_chiu@tsmc.com

■Sony Semiconductor Solutions Corporation
Public Relations: semicon.press@sony.com

■DENSO Corporation
Public Relations: denso-pr@jp.denso.com

■Toyota Motor Corporation
Public Affairs Division: +81-3-3817-7111